Exhibit 12.1

Jabil Circuit

Calculation of Earnings to Fixed Charges

($'s in thousands)	Years Ended August 31,
	2004	2005	2006	2007	2008
Calculation of Earnings:
Net income	$173,730	$203,875	$164,518	$73,236	$133,892
Income taxes (benefit)	29,539	37,093	60,598	21,401	25,119

Income before taxes	$203,269	$240,968	$225,116	$94,637	$159,011

Plus:
Fixed charges	$33,021	$35,067	$41,818	$102,424	$115,836
Capitalized interest	(88)	(845)	(1,610)	(1,887)	(5,398)
Amortization of previously capitalized interest	190	192	218	263	309

Total earnings	$236,392	$275,382	$265,542	$195,437	$269,758

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$18,546	$20,667	$23,507	$86,069	$94,316
Capitalized interest	88	845	1,610	1,887	5,398
Interest factor attributable to rentals	14,388	13,555	16,702	14,468	16,122

Total fixed charges	$33,022	$35,067	$41,819	$102,424	$115,836

Ratio of Earnings to Fixed Charges	7.2x	7.9x	6.3x	1.9x	2.3x